SEC FILE NUMBER
001-31565
CUSIP NUMBER
649445103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: Not applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

NEW YORK COMMUNITY BANCORP, INC.

Full Name of Registrant

Not applicable

Former Name if Applicable

102 Duffy Avenue

Address of Principal Executive Office (Street and Number)

Hicksville, New York 11801

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

New York Community Bancorp, Inc. (the “Company,” “NYCB,” “we” or “our”) has determined that it is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) by the prescribed due date for the reasons described below.

On January 31, 2024, NYCB filed a Current Report on Form 8-K furnishing under Items 2.02 and 9.01 the Company’s press release announcing its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023 (the “Original Filing”). The full text of the press release was included as Exhibit 99.1 to the Original Filing.

On February 29, 2024, NYCB filed with the Securities and Exchange Commission (the “SEC”) an Amendment (the “Amendment”) to the Original Filing to reflect, among other things, (a) an adjustment related to a goodwill impairment with respect to 2007 and prior transactions, as more fully described therein, (b) certain measurement period adjustments impacting the Company’s bargain purchase gain from the Company’s acquisition of certain assets and liabilities of the former Signature Bank through a Federal Deposit Insurance Corporation facilitated transaction and (c) an adjustment for a type 1 subsequent event (as more fully described in the Amendment). Each of these adjustments were identified by NYCB’s management after the date of the Original Filing and as part of the Company’s customary procedures to finalize its financial statements for inclusion in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”).

Separately, as part of management’s assessment of the Company’s internal controls, management identified material weaknesses in the Company’s internal controls related to internal loan review, resulting from ineffective oversight, risk assessment and monitoring activities. Although assessment of the Company’s internal controls is not yet complete, the Company expects to disclose in the 2023 Form 10-K that its disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2023. The Company’s remediation plan with respect to such material weaknesses is expected to be described in the 2023 Form 10-K.

The Company has been working diligently to finalize the 2023 Form 10-K; however, the Company must complete its work related to the evaluation and planning for remediation of the material weaknesses described above and other items included in the Amendment. Accordingly, the Company has determined that it is unable to file, without unreasonable effort or expense, the 2023 Form 10-K by the prescribed due date.

The Company expects to file its 2023 Form 10-K within the fifteen calendar day grace period provided by Form 12b-25. The Company does not currently anticipate that its statement of operations contained in the 2023 Form 10-K will differ materially from those reported for the full fiscal year ended December 31, 2023, in the Amendment dated February 29, 2024.

Forward-Looking Statements

The foregoing disclosure may include forward-looking statements by the Company pertaining to such matters as our goals, intentions, and expectations regarding the timeframe in which the Company expects to file its 2023 Form 10-K; revenues, earnings, loan production, asset quality, capital levels, and acquisitions, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of probable losses on loans; our assessments of interest rate and other market risks; and our ability to achieve our financial and other strategic goals, including those related to our merger with Flagstar Bancorp, Inc., which was completed on December 1, 2022, our acquisition of substantial portions of the former Signature Bank through an FDIC-assisted transaction, and our transition to a $100 billion plus bank.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. Additionally, forward-looking statements speak only as of the date they are made; the Company does not assume any duty, and does not undertake, to update our forward-looking statements. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those anticipated in our statements, and our future performance could differ materially from our historical results.

Our forward-looking statements are subject to the following principal risks and uncertainties: general economic conditions and trends, either nationally or locally; conditions in the securities markets; changes in interest rates; changes in deposit flows, and in the demand for deposit, loan, and investment products and other financial services; changes in real estate values; changes in the quality or composition of our loan or investment portfolios; changes in future allowance for credit losses requirements under relevant accounting and regulatory requirements; the ability to pay future dividends at currently expected rates; changes in our capital management and balance sheet strategies and our ability to successfully implement such strategies; changes in competitive pressures among financial institutions or from non-financial institutions; changes in legislation, regulations, and policies; the success of our blockchain and fintech activities, investments and strategic partnerships; the restructuring of our mortgage business; the impact of failures or disruptions in or breaches of the Company’s operational or security systems, data or infrastructure, or those of third parties, including as a result of cyberattacks or campaigns; the impact of natural disasters, extreme weather events, military conflict (including the Russia/Ukraine conflict, the conflict in Israel and surrounding areas, the possible expansion of such conflicts and potential geopolitical consequences), terrorism or other geopolitical events; and a variety of other matters which, by their nature, are subject to significant uncertainties and/or are beyond our control. Our forward-looking statements are also subject to the following principal risks and uncertainties with respect to our merger with Flagstar Bancorp, which was completed on December 1, 2022, and our acquisition of substantial portions of the former Signature Bank through an FDIC-assisted transaction: the possibility that the anticipated benefits of the transactions will not be realized when expected or at all; the possibility of increased legal and compliance costs, including with respect to any litigation or regulatory actions related to the business practices of acquired companies or the combined business; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the Company may be unable to achieve expected synergies and operating efficiencies in or as a result of the transactions within the expected timeframes or at all; and revenues following the transactions may be lower than expected. Additionally, there can be no assurance that the Community Benefits Agreement entered into with NCRC, which was contingent upon the closing of the Company’s merger with Flagstar Bancorp, Inc., will achieve the results or outcome originally expected or anticipated by us as a result of changes to our business strategy, performance of the U.S. economy, or changes to the laws and regulations affecting us, our customers, communities we serve, and the U.S. economy (including, but not limited to, tax laws and regulations).

More information regarding some of these factors is provided in the Risk Factors section of our Annual Report on Form 10-K for the year ended December 31, 2022, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023, and September 30, 2023 and in other SEC reports we file. Our forward-looking statements may also be subject to other risks and uncertainties, including those we may discuss in this filing, during investor presentations, or in our other SEC filings, which are accessible on our website and at the SEC’s website, www.sec.gov.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John Pinto	516	683-4157
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐   No ☒

•  The Company has not yet filed an Form 8-K (Item 9.01) containing audited financial statements related to its acquisition of certain assets and liabilities of Signature Bank from the Federal Deposit Insurance Corporation (the “FDIC”) in accordance with Regulation S-X Rule 3-05.

•  On February 13, 2024, the Company filed an Form 8-K announcing, among other things, that director Toan C. Huynh notified the Company on February 6, 2024, of her decision to resign from the boards of directors of the Company and Flagstar. Such filing was one day late.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☒   No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	When the Company completes the preparation of the 2023 Form 10-K discussed in Part III above, the Company expects to report a significant increase in net loss for the fiscal year ended December 31, 2023, as compared to the corresponding fiscal year ended December 31, 2022, as disclosed in the Consolidated Statements of Condition, Consolidated Statements of (Loss) Income, and Reconciliations of Certain GAAP and Non-GAAP Financial Measures, for the fourth quarter and fiscal year ended December 31, 2023 attached to the Amendment as Exhibit 99.1.

New York Community Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 29, 2024	By:	/s/ John Pinto
John Pinto
Senior Executive Vice President and Chief Financial Officer